Exhibit 99.2

August 14, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 39.8% ownership), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its financial results for the second quarter of 2014, as published on August 14, 2014.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards, Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium” or the “Group”)

FIRST HALF RESULTS REFLECT CONTINUED OPERATIONAL PROGRESS WITH GROWTH IN

BOTH GROSS AND NET RENTAL INCOME

Ad hoc announcement—Jersey, 14 August 2014. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its interim results for the second quarter and six months ended 30 June 2014.

Highlights:

•	Gross rental income (“GRI”) increased by 5.7% to €106.9m (6M 2013: €101.1m), with EPRA like-for-like GRI remaining stable at €96.1m (6M 2013: €96.1m)

•	Net rental income (“NRI”) increased by 7.0% to €103.1m (6M 2013: €96.3m), with EPRA like-for-like NRI decreasing 0.3% to €92.6m (6M 2013: €92.9m)

•	Operating margin for the half year was 96.4% (6M 2013: 95.2%) above our expected full year target

•	EPRA occupancy rates at 30 June 2014 remained high at 97.6% (31 December 2013: 98.1%)

•	EBITDA, excluding the revaluation result, disposals and impairments, increased by 11.1% to €90.3m (6M 2013: €81.3m)

•	Profit before taxation was €35.5m compared to €61.7m for the first half of 2013, adversely affected by a €34.5m devaluation (compared to €7.5m revaluation in the first half of 2013), partially offset by a gain of €4.3m from foreign exchange differences (compared to a €4.7m loss in the first half of 2013) and €6.8m growth in NRI

•	Company adjusted EPRA earnings per share increased by 8.5% to 19.2 €cents (6M 2013: 17.7 €cents)

•	The value of the Group’s 153 standing investments grew by 5.0% to €2.5 billion, compared to 31 December 2013, and includes the Group’s first major development, the Atrium Felicity shopping centre in Lublin, Poland, which opened in March 2014

•	Cash position of €257.9m with borrowings of €724.2m as at 30 June 2014 (31 December 2013: €305.6m cash and €803.6m borrowings), representing a gross and net LTV of 25.2% and 16.2% respectively, ensuring a conservatively positioned balance sheet

•	EPRA Net asset value (“NAV”) per ordinary share declined slightly at €6.40 (FY 2013: €6.43) after a dividend of €0.12 per share in the first half of 2014.

•	A dividend payment of €0.06 per share was made for the second quarter of 2014, with the third quarterly payment due on 30 September 2014 to shareholders on the register at 23 September 2014 with an ex-dividend date of 19 September 2014.

Operational Highlights:

•	The Atrium Felicity shopping centre in Lublin, Poland, opened in March 2014. The 75,000 sqm GLA centre is almost fully occupied and is anchored by a 20,000 sqm hyper-market which was handed to Auchan in October 2013, a 12,600 sqm Leroy Merlin DIY store and a 3,500 sqm Saturn electronics store

•	Achieved further progress in the Atrium’s strategy of opportunistically divesting non-core development properties during the first half through the sale of land plots in Istanbul for €47.0m and Sofia, Bulgaria, for €12.1m. This continued in July with the €6.3m sale of the Group’s only land plot in Georgia.

•	The Board has approved the first stage of a major redevelopment of the Atrium Promenada centre in Warsaw, Poland at an estimated cost of €44.0m.

•	In June 2014, the Group completed early repayments of two bank loans in Slovakia, in total amounting to €41.0m

•	Since the start of the year and up to the publication date of today’s results, Atrium re-purchased bonds issued in 2005 and due in 2015, with a total nominal value of €39.4m.

Group executive management team changes

In July 2014 Atrium announced that after six years as Group Chief Executive Officer, Rachel Lavine, will assume the role of Executive Vice Chairman of the Board on 30 November 2014 and will remain a director of Atrium.

At that time, Josip Kardun, Atrium’s current Chief Operating Officer and Deputy Chief Executive Officer, will become the Group Chief Executive Officer at Atrium.

Commenting on the results, Rachel Lavine, CEO of Atrium European Real Estate, said: “During the first half of 2014 we saw a continuation of the solid start to the year reported in Q1, and recorded strong year-on-year increases in gross and net rental income mainly driven by the two new prime properties added to our portfolio. On a net like-for-like basis there was a marginal decrease principally driven by the restructuring of certain properties, where we believe the medium term benefits of such activities far outweigh any disruption in the short term. Our focus on operational efficiency at an asset and Group level meant that we were still able to produce a very strong 11% growth in EBITDA, excluding revaluation, disposals and impairments.

“We also made solid progress in our strategy of opportunistically divesting non-core development properties, with three sites sold for a total of €65m since the start of the year and including the €47m sale in Turkey of one of our largest land plots.”

“We continue to monitor the situation in Russia closely and cautiously. However, across the economies of our other core markets we are seeing further positive momentum, with improvements in growth forecasts, consumer sentiment and domestic demand.”

This announcement is a summary of, and should be read in conjunction with the full version of the Group’s Q2 2014 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com.

Further information can be found on Atrium’s website www.aere.com or from:

Analysts:

Ljudmila Popova	lpopova@aere.com

Press & Shareholders:
FTI Consulting Inc	+44 (0)20 3727 1000
Richard Sunderland
Nick Taylor atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the NYSE Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.